Exhibit 99.1

Baozun and iClick Announce Equity Investment and Strategic Business Cooperation

Beijing, China, January 26, 2021 — Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun”) and iClick Interactive Asia Group Limited (NASDAQ: ICLK) (“iClick”), today jointly announced that Baozun, the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, has on January 26, 2021 entered into certain agreements with iClick, an independent online marketing and enterprise data solutions provider in China.

Pursuant to the share subscription agreement entered into between Baozun and iClick, Baozun has subscribed for 649,349 newly issued Class B ordinary shares (“Issued Class B Shares”) of iClick at an aggregate subscription price of approximately US$17.2 million, or US$26.524 per Class B ordinary share (“Share Subscription”).  Holders of Class B ordinary shares of iClick are entitled to 20 votes per share. Concurrently with the issuance of the Issued Class B Shares by iClick, Mr. Wing Hong Sammy Hsieh and Mr. Jian “T.J.” Tang, the current beneficial owners of certain Class B ordinary shares of iClick, has converted 435,530 Class B ordinary shares into Class A ordinary shares.  Upon closing of the transactions on January 26, 2021, the total issued and outstanding number of Class B ordinary shares of iClick was 5,034,427.

In addition, Baozun entered into a share purchase agreement with an existing shareholder of iClick, pursuant to which Baozun purchased from such existing iClick shareholder 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32.8 million, or US$13.262 per ADS (the “Share Purchase”), subject to customary settlement of the ADSs.  Two ADSs represent one Class A ordinary share of iClick. Holders of Class A ordinary shares of iClick are entitled to one vote per share.

Based on 41,103,073 Class A ordinary shares and 4,820,608 Class B ordinary shares of iClick outstanding as of January 25, 2021 and taking into account the Class B ordinary shares subscribed by Baozun, after the closing of the above transactions, Baozun beneficially owns approximately 4% of iClick’s total outstanding shares, representing approximately 10% total voting equity of iClick.  Baozun is subject to a 180-day lock-up period on the above shares subscribed from iClick or purchased from the existing shareholder.

As part of the transactions, Baozun and iClick have entered into a strategic cooperation framework agreement, pursuant to which both parties will collaborate in developing a full-cycle, closed-loop e-commerce service model, covering areas such as system development, IT services, digital marketing, store operation, customer services and warehousing and fulfillment services to better serve potential brand partners.

Under this strategic cooperation framework agreement, Baozun will provide online operation and infrastructure services to brand partners, including but not limited to performance-based advertising, online-store operation, customer services, warehousing and fulfillment and relevant back-end systems, while iClick will provide SaaS-based IT and system solutions for clients’ e-commerce infrastructure establishment in the Tencent ecosystem, including but not limited to storefront setup, social CRM system, data management platform, marketing automation tool and any additional SaaS products as required.

Both parties are expected to jointly develop a private domain traffic platform within Tencent’s e-commerce ecosystem.

Mr. Vincent Qiu, Baozun’s Chairman and Chief Executive Officer, commented, “We are very excited about this opportunity for investment and strategic cooperation to create synergies for both companies. Baozun and iClick share the same ambition to create state-of-the-art e-commerce solutions for our brand partners in the fast-growing brand e-commerce sector in China.  By leveraging the strengths of both parties, we expect to unlock the potential for future growth of private domain e-commerce utilizing Baozun’s industry-leading experience in online operation and services and iClick’s expertise in the development of SaaS-based front-end functions, allowing us to sharpen our value proposition to our brand partners with innovative omni-channel strategies. Through cross-selling demand from each party’s brand partners, we see vast opportunities to co-develop brand pipelines.”

“We are honored to welcome Baozun as our strategic shareholder and our third largest voting shareholder.  We are confident that this strategic partnership will open doors to tremendous opportunities for both of us,” said Mr. Jian “T.J.” Tang, Chief Executive Officer and Co-founder of iClick, “We are very impressed with Baozun’s company vision that made Baozun the leader in China’s rapidly growing e-commerce operation and service market. Baozun is an ideal partner to complement our current product offerings and expand more value-added services to our brand customers and to enhance value for our stakeholders. We share a similar vision with Baozun that our integrated solutions should become one of the best choices for top-tier brands exploring China’s emerging private domain e-commerce potential.”

This is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment. For more information, please visit http://ir.baozun.com.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe. For more information, please visit ir.i-click.com.

Safe-Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the control of Baozun Inc. and iClick Interactive Asia Group Limited. Forward-looking statements involve inherent risks and uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks is included in the respective annual reports on Form 20-F of Baozun Inc. and iClick Interactive Asia Group Limited and their other filings with the SEC and Baozun Inc.’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release. Baozun Inc. and iClick Interactive Asia Group Limited undertake no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Baozun Inc.:

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Andrew McLeod

Phone: +852-2232-3941

E-mail: baozun@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

iClick Interactive Asia Group Limited:

In China:

Lisa Li

Phone: +86-21-3230-3931 #892

E-mail: ir@i-click.com

In the United States:

Core IR

Tom Caden

Tel: +1-516-222-2560

E-mail: tomc@coreir.com